

August 23, 2016

Jeffrey Holtmeier
Chief Executive Officer
Rx Investor Value Corporation
5027 Madison Road
Cincinnati, OH 45227

> **Re:** **Healthwarehouse.com, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed August 22, 2016 by Rx Investor Value Corporation, et. al.**
> **File No. 000-13117**

Dear Mr. Holtmeier:

We have reviewed the above-captioned filing and have the following comments.

Exhibit 1

<u>General</u>

1. We re-issue comment 4 of our letter dated August 16, 2016. Please provide support for the statement in Exhibit 1 that "[t]he company is no longer licensed in all 50 states" or revise to delete such statement, as you did in response to our prior comment.

2. Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, for example, the following statements:

   - the statement that the full-value conversion of the old receivables into equity were "[an] entrenchment ploy, resurrecting old receivables in order to place additional shares in the hands of a "Friendly" insider, to be used to disenfranchise the stockholders, ensconce the directors back into their seats,"

   - the suggestion that Mr. Dhadphale and Mr. Seliga, "may have also engaged in conflict-of-interest activities in breach of their fiduciary duties, and duties of loyalty owed to the Company and its stockholders;" and

   - "[t]he fact that the Company negotiated discounts on its own behalf, and declined to settle with other vendors on equity terms more favorable…support [y]our contention that Dellave was singled out for favorable treatment at the expense of the Company and its stockholders."

Please note that characterizing a statement as an opinion or belief does not eliminate the need to rely upon a reasonable factual foundation for the statement. Refer to Note b to Rule 14a-9.

3. We noticed the amendment to the disclosures under Item 4 of Schedule 13D has been appended to the above-captioned filing. Given that the excerpt which has been filed as definitive additional soliciting material appeared in a filing made by a group of investors who signed and filed a joint filing agreement, please advise us how members of such group not appearing on the Schedule 14A cover page have concluded that they have not produced soliciting material within the meaning of Rule 14a-1(l)(iii) in light of their shared responsibility for the amended Item 4 disclosures.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark Reuter, Esq.
        Keating Muething & Klekamp PLL